                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    Form 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                 For the transition period from        to
                                                ------    ------

                         Commission file number 0-13818

              BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
  (formerly "Banco Popular de Puerto Rico Employees Stock Plan (Puerto Rico)"

               (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)





                                  POPULAR, INC.


                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
(FORMERLY "BANCO POPULAR DE PUERTO RICO EMPLOYEES' STOCK PLAN (PUERTO RICO)") FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 30, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                                PAGE

Financial Statements:
---------------------

Report of Independent Accountants..........................................       1

Statement of Net Assets Available for
 Benefits as of December 30, 2001 and 2000.................................       2

Statement of Changes in Net Assets
 Available for Benefits for the fiscal year ended December 30, 2001........       3

Notes to Financial Statements..............................................     4-8

Supplemental Schedule:*
----------------------

Schedule I - Schedule of Assets (Held at End of Year)
 at December 30, 2001......................................................       9


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of Banco Popular de Puerto Rico
Savings and Stock Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Banco Popular de Puerto Rico Savings and Stock Plan (formerly "Banco Popular de Puerto Rico Employees' Stock Plan (Puerto Rico)") (the "Plan") at December 30, 2001 and 2000, and the changes in net assets available for benefits for the fiscal year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





June 14, 2002

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
(FORMERLY "BANCO POPULAR DE PUERTO RICO EMPLOYEES' STOCK PLAN (PUERTO RICO)") STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------


                                                    2001                 2000

                                     ASSETS

Investments at fair value                       $46,598,316          $39,803,685
Contribution receivable                             360,399              158,073
Profit sharing contribution receivable            1,046,533            1,884,026
Dividend receivable and other                       319,456              241,617
                                                -----------          -----------
                                                 48,324,704           42,087,401

Cash and cash equivalents                             2,976               18,613
                                                -----------          -----------

         Total assets                           $48,327,680          $42,106,014
                                                ===========          ===========

                                   LIABILITIES

Accounts payable                                $    20,935          $    24,310
                                                -----------          -----------

         Total liabilities                           20,935               24,310
                                                -----------          -----------

Net assets available for benefits               $48,306,745          $42,081,704
                                                ===========          ===========



   The accompanying notes are an integral part of these financial statements.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
(FORMERLY "BANCO POPULAR DE PUERTO RICO EMPLOYEES' STOCK PLAN (PUERTO RICO)") STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE FISCAL YEAR ENDED DECEMBER 30, 2001
-------------------------------------------------------------------------------


Additions to net assets attributed to:
  Investment income:
   Net appreciation in fair value of investments          $ 4,207,926
   Investment income                                        1,216,193
                                                          -----------

     Total investment income                                5,424,119
                                                          -----------

Contributions:
   Employer                                                 1,990,867
   Participants                                             3,723,297
                                                          -----------

     Total contributions                                    5,714,164
                                                          -----------

     Total additions                                       11,138,283
                                                          -----------

Deductions from net assets attributed to:
   Benefits paid to participants and withdrawals            3,977,198
   Rollover to other qualified plans                          936,044
                                                          -----------

     Total deductions                                       4,913,242
                                                          -----------

Net increase                                                6,225,041

Net assets available for benefits:
   Beginning of year                                       42,081,704
                                                          -----------

   End of year                                            $48,306,745
                                                          ===========

   The accompanying notes are an integral part of these financial statements.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
(FORMERLY "BANCO POPULAR DE PUERTO RICO EMPLOYEES' STOCK PLAN (PUERTO RICO)") NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN

         The following description of the Banco Popular de Puerto Rico Savings and Stock Plan (the "Plan"), formerly the "Banco Popular de Puerto Rico Employees Stock Plan (Puerto Rico)", provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

         General

         The Plan is a defined contribution plan created for the purpose of providing employees with a tax advantaged approach for saving money for retirement. The Plan provides the participants the ability to acquire investments in mutual funds as well as share in the Bank's (the "Bank") future through the purchase of Popular, Inc. (holding company of the Bank) common stock. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA") and covers substantially all employees of the Bank who have three months of service, are age eighteen or older, and are residents of the Commonwealth of Puerto Rico. The Plan was amended and restated as of February 1, 2001 to provide participant increased benefits and a more favorable vesting schedule.

         Participants' Contributions

         Plan participants may authorize the Bank to make pre-tax and after-tax payroll deductions under the Plan up to 10% of their monthly compensation, which includes basic salary before overtime, commissions, bonuses and any other special compensation. At no time may a participant's contribution exceed the lesser of 10% of compensation, as defined, or $8,000. As per plan provisions, participants contributions made up to January 31, 2001 and which have been invested in the Popular, Inc. common stock remain invested in such option until the participant has attained 50 years of age and has completed 10 years of service.

         Employer's Contributions

         The Bank makes two types of contributions: a) based on the Bank's profitability and b) a matching contribution on basic salary for those who elect to contribute and invest on Popular Inc. common stock. The Plan sponsor contributes to the plan on behalf of each participant, a matching contribution equal to 50% of each participant's pre-tax contributions invested in Popular, Inc. common stock. After tax contributions and those participant's pretax contribution that are not invested in Popular, Inc. common stock shall not be matched by the sponsor. A participant's share of any Plan Sponsor contribution, is to be invested solely in the Popular, Inc. common stock until such time as he/she has attained 50 years of age and has completed 10 years of service. At this time, a participant shall have full discretionary investment powers of his/her account, including future plan sponsor contributions.

         Participants' Accounts

         Each participant account is credited with the participant's contribution and allocations of (a) the Bank's matching and profit sharing contribution, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Any dividends that are paid by Popular, Inc. and mutual fund shares are reinvested in additional shares. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
(FORMERLY "BANCO POPULAR DE PUERTO RICO EMPLOYEES' STOCK PLAN (PUERTO RICO)") NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------


         Vesting

         Participants are immediately vested in their voluntary contribution plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on years of service. The Company's contribution vest in accordance with the following schedule:

         YEARS OF SERVICE                VESTING %

          Less than 1                        0
          At least 1                        20
          At least 2                        40
          At least 3                        60
          At least 4                        80
          5 or more                        100

         Payment of Benefits

         Participants receive the vested portion of their individual accounts when employment with the Bank ends. In service withdrawals are permitted, but limited to after-tax contributions in the participants account. Minimum withdrawal amount is $1,000. On termination of service due to disability or retirement, a participant may elect to receive an amount equal to the value of the vested interest in his or her account as a lump sum distribution in cash, shares of Popular, Inc. common stock, if applicable, or a combination of both. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

         The Puerto Rico Internal Revenue Code Section 1165 (b) requires that a 20% tax be withheld from termination payments in excess of after-tax participant contribution, if any.

         Investments

         Upon enrolment in the Plan, a participant may elect to have its contributions invested in one or more of the following:

         Deutsche International     An open-end fund whose investment objective
          Equity Fund               seeks long-term capital appreciation. The
                                    fund pursues its objective by investing
                                    primarily in stocks and other securities from developed countries outside the United
                                    States.

         Dreyfus Emerging Leaders   An open-end fund which pursues its
           Fund                     investment objective of capital growth by
                                    investing in companies believed to be
                                    emerging leaders, such as small companies characterized by new or innovative products services or processes having the potential to enhance earnings growth. These companies have a market capitalization of less than $1.5 billion.

         Fidelity Advisor Equity    An open-end fund that seeks capital
           Growth Fund              appreciation by investing in domestic and
                                    foreign companies with above-average growth potential. The fund normally invests 80% of its total assets in equity securities.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
(FORMERLY "BANCO POPULAR DE PUERTO RICO EMPLOYEES' STOCK PLAN (PUERTO RICO)") NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------


         Federated Government       An open-end fund whose investment objective
           Obligations Fund         seeks to provide current income consistent
                                    with stability of principal by investing primarily in U.S. Treasury and agency securities, including repurchase agreements collateralized by U.S. Treasury and agency securities.

         Federated Equity Income    An open-end fund that seeks above to average
           Fund                     income and capital appreciation. The fund
                                    invests primarily in income-producing equity securities including securities that are convertible into common stock.

         Vanguard Total Bond        An open-end fund whose investment objective
           Market Index Fund        seeks a high level of interest income. The
                                    Fund pursues its objective by investing
                                    in fixed income securities with prescribed maturity and credit quality standards.

         Popular Inc. common stock  Investment in Popular, Inc.'s common stock.
                                    Popular, Inc. is the Bank's parent.


         Plan Expenses and Administration

         The Bank is responsible for the general administration of the Plan and for carrying out the provisions thereof.

         Contributions are held and managed by a trustee appointed by the Board of Directors of the Bank. All expenses of the Plan are borne by the Bank.

         Forfeited Accounts

         Forfeited balances of terminated participants' nonvested accounts are used to reduce future Bank contributions or, at the Banks discretion redistributed among participants after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Bank, the dollar value at the date of reemployment of such forfeited amounts shall be restored to the participant's account if the reemployed participant repays to the Plan an amount equal to the dollar amount of his/her vested balance distributed upon termination.

         Forfeited amounts used to reduce 2001 Profit Sharing contribution amounted to $546,330.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The Plan's financial statements are prepared on the accrual basis of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
(FORMERLY "BANCO POPULAR DE PUERTO RICO EMPLOYEES' STOCK PLAN (PUERTO RICO)") NOTE TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------


         Investment Valuation and Income Recognition

         Plan investments are presented at fair value. Shares of registered investment companies are presented at quoted market prices which represent the net asset value of shares held by the plan at the reporting date. Popular, Inc. common stock is valued at its quoted market price. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

         Purchases and sales of securities are recorded on the trade date basis, while dividends and interest earned are recorded on the accrual basis and credited to each participant's account, as defined.

         Contributions

         Employee and Bank matching contributions are recorded in the Plan year in which the Bank makes the payroll deductions.

         Transfer of Assets to Other Plans

         Bank employees and retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department or by the Internal Revenue Service (the "IRS").

         Payment of Benefits

         Benefits are recorded when paid.

3.       INVESTMENT

         The following table presents the Plan's investments that represent five percent or more of the Plan's assets at December 31:

                                           # OF
                                          SHARES                     VALUE
           Common stock
             Popular, Inc.*            1,599,326,962              $46,364,489

               * includes non participants directed portion

         During 2001, the Plan's investments (including gains and losses on investments bought and sold) appreciated (depreciated) in value as follows:

                  Mutual funds                          $   (78,983)
                  Common stock - Popular, Inc.            4,286,909
                                                        -----------
                                                        $ 4,207,926
                                                        ===========

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
(FORMERLY "BANCO POPULAR DE PUERTO RICO EMPLOYEES' STOCK PLAN (PUERTO RICO)") NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------


4.       NON-PARTICIPANT DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in assets relating to the non-participant directed investments as of December 31, is as follows:

                                                   2001                 2000
         Net asset
           Popular, Inc. Common Stock          $33,756,986          $42,081,704
                                               ===========          ===========


                                                            YEAR ENDED
                                                            DECEMBER 31,
                                                               2001
         Changes in net assets:
          Contributions                                    $  2,384,337
          Dividends and interest                                898,439
          Net appreciation                                    4,300,684
          Benefits paid to participants                      (3,468,391)
          Transfers to participant directed
            investments and other Plans under
            ERISA requirements                              (12,439,788)
                                                           ------------
                                                           $ (8,324,719)
                                                           ============

         Effective January 31, 2001, the plan was amended to require, among other things, that participant investments in Popular, Inc. common stock up to that date, are to remain invested until participants attain 50 years of age and 10 years of service. At the time, participants will be allowed to direct their investment balances to other investment options.

5.       PROFIT SHARING CONTRIBUTION RECEIVABLE

         The Board of Directors of the Bank approved profit sharing contributions of $1,592,864 and $1,884,026 based on 2001 and 2000 Bank earnings, respectively. The 2001 profit sharing contribution receivable on the accompanying financial statements is net of forfeitures amounting to $546,330 used to reduce Bank contribution. These forfeitures were allocated to plan Participants' in 2002. No forfeitures were used to reduce the 2000 profit sharing contribution. Amounts receivable were subsequently collected in January 2002 and February and March 2001, respectively.

6.       TAX STATUS

         The Plan obtained a favorable determination letter from the Department of Treasury of the Commonwealth of Puerto Rico. The letter indicates that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. The Plan Administrator and the Plan's tax counsel, however, believe that the Plan is designed and is currently being operated in compliance with the applicable requirement of the income tax law. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

                                                           SUPPLEMENTAL SCHEDULE
                                                                      SCHEDULE I

BANCO POPULAR DE PUERTO RICO SAVINGS AND STOCK PLAN
(FORMERLY "BANCO POPULAR DE PUERTO RICO EMPLOYEES' STOCK PLAN (PUERTO RICO)") SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 30, 2001
(SCHEDULE H, PART IV, LINE 4I ON FORM 5500)
--------------------------------------------------------------------------------

                               DESCRIPTION OF                                                  CURRENT
   IDENTITY OF ISSUE             INVESTMENT                SHARES             COST              VALUE

Deutshe International           Mutual Fund                 709,182                --        $    13,311
  Equity Fund

Dreyfus Emerging Leaders        Mutual Fund               1,260,336                --             44,036
   Fund

Federated Government            Mutual Fund              61,713,328                --             61,713
  Obligation Fund

Fidelity Advisor Equity         Mutual Fund               1,356,269                --             69,129
  Fund

Federated Equity Income         Mutual Fund               1,860,887                --             31,114
  Fund

Vanguard Mutual Total           Mutual Fund               1,438,017                --             14,524
  Bond Market Index Fund

Popular, Inc.*                  Common stock**        1,599,326,962        31,547,815         46,364,489
                                                                         ------------        -----------
                                                                         $ 31,547,815        $46,598,316
                                                                         ============        ===========

  * Party in-interest
 ** Includes non participant directed portion
*** Cost is not required for participant directed investments

                                    Signature


         Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            BANCO POPULAR DE PUERTO RICO
                                               SAVINGS AND STOCK PLAN
                                             (formerly "Banco Popular de
                                             Puerto Rico Employees' Stock
                                                 Plan (Puerto Rico)")
                                                   (Name of Plan)



                                       By:  /s/ Tere Loubriel
                                            --------------------------
                                               Tere Loubriel
                                               Authorized Representative





                                       By:  /s/ Jorge A. Junquera
                                            ---------------------------
                                               Jorge A. Junquera
                                               Authorized Representative
                                               in the United States

Dated: June 26, 2002